

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 26, 2016

David M. Renzi
President and Chief Executive Officer
Carbylan Therapeutics, Inc.
39899 Balentine Drive, Suite 200
Newark, CA 94560

> **Re:** **Carbylan Therapeutics, Inc.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed August 24, 2016**
> **File No. 001-36830**

Dear Mr. Renzi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Chad G. Rolston, Esq.
        Latham & Watkins LLP